Goodwin Procter LLP
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May 31, 2012
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng

Re:	Eloqua, Inc. Amendment Nos. 4 and 5 to Registration Statement on Form S-1 Filed April 27 and May 3, 2012, respectively File No. 333-176484
Dear Ms. Mills-Apenteng:
     This letter is submitted on behalf of Eloqua, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment Nos. 4 and 5 to the Company’s Registration Statement on Form S-1 filed on April 27, 2012 and May 3, 2012 (the “Registration Statement”), respectively, as set forth in your letter dated May 22, 2012 addressed to Joseph P. Payne, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which includes changes that reflect responses to the Staff’s comments.
     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 6. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 6.
     The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of each of this letter and Amendment No. 6 (marked to show changes from Amendment No. 5).
Executive Compensation

Ms. Mills-Apenteng
United States Securities and Exchange Commission
May 31, 2012

Background and Overview of Our Executive Compensation Objectives, Policies and Procedures, page 113
1.	We note your revised disclosure in response to prior comment 1. You state that your philosophy has been to target total cash compensation of your named executive officers at the 75th percentile among pre-IPO companies identified in the surveys referenced in your filing and at the 50th percentile among public companies identified by Compensia. Please identify the companies included in the pre-IPO peer group and disclose the criteria used for including those companies in the group. In addition, as previously requested, disclose where actual payments fell in comparison to each of the two targeted benchmarks you cite.

RESPONSE: The Company has revised the disclosure on pages 113-114 of Amendment No. 6 in response to the Staff’s comment. The Company respectfully advises the Staff that the compensation surveys described on page 113 are surveys containing aggregated data that do not identify the specific companies from which the data is derived; therefore, the Company does not have information to disclose with respect to the identities of such companies.

2.	We specifically note your statement that Mr. Payne’s total target cash compensation “falls below the range specified above” though it is unclear whether you are referring to both of the percentiles you disclose as a range. Please revise to clarify or advise. In addition, please disclose where Mr. Payne’s compensation fell in relation to each of the referenced benchmarks after he received a base salary adjustment and a significant stock option grant in lieu of a greater cash compensation increase.

RESPONSE: The Company has revised the disclosure on page 114 of Amendment No. 6 in response to the Staff’s comment. The Company respectfully advises the Staff that the compensation committee’s benchmarking was to total cash compensation, not total compensation including equity awards; therefore, the Company does not have information to disclose regarding benchmarks relating to Mr. Payne’s total compensation (including equity awards) after his August 2011 stock option award.
Consolidated Financial Statements for the Years Ended December 31, 2009, 2010 and 2011
Notes to Consolidated Financial Statements
(8) Stockholder’s Equity
Exchangeable Common Stock, page F-24

Ms. Mills-Apenteng
United States Securities and Exchange Commission
May 31, 2012

3.	We note your disclosure that in certain instances, Eloqua Corporation, the Company or a subsidiary of the Company may have the right, but not an obligation, to satisfy the redemption obligation by delivering cash equal to the fair market value of the Eloqua, Inc. common stock, which would otherwise have been delivered. Please tell us how the term redemption obligation is defined in the agreement, and the conditions under which you would satisfy the redemption obligation by delivering cash. Tell us what consideration you gave to whether any of these conditions are not solely within your control, and whether there are any conditions that would give you no choice but to settle in cash. Tell us how you considered these conditions in determining the classification and measurement of your non-controlling interest in your financial statements, and tell us the authoritative literature you relied on in making this determination.

RESPONSE: The Company respectfully advises the Staff that the redemption obligation set forth in Eloqua Corporation’s governing documents is triggered by certain events, including (i) the exercise by a holder of exchangeable common stock of its right to cause Eloqua Corporation to redeem such holder’s exchangeable common stock and (ii) the election of at least 70% of the exchangeable common stock to cause Eloqua Corporation to redeem all shares of exchangeable common stock. Once the redemption is triggered, the obligation of Eloqua Corporation is to redeem each share of exchangeable common stock for the fair market value of one share of the Company’s common stock, which shall be satisfied by the delivery to the holder of one share of the Company’s common stock. If a holder does not execute certain documents relating to the exchange, including a joinder to the Company’s stockholders agreement, Eloqua Corporation has the option (but not the obligation) to redeem the shares of exchangeable common stock for cash instead of Company common stock. As the choice to deliver cash instead of stock in this circumstance is solely in the discretion of Eloqua Corporation, there are no conditions under which Eloqua Corporation would be obligated to satisfy the redemption obligation by delivering cash.

To determine the classification and measurement of the exchangeable common stock, the Company first considered the authoritative guidance in Accounting Standards Codification (ASC) Topic 480-10, Distinguishing Liabilities from Equity, to evaluate whether the exchangeable common stock should be classified as a liability on the balance sheet. Under that guidance, the Company determined that the exchangeable common stock should not be classified as a liability on the balance sheet since it is not a mandatorily redeemable financial instrument, is not an obligation to repurchase the Company’s equity shares by transferring assets, and is not an obligation to issue a variable number of shares.

Next, the Company considered the guidance in ASC Topic 480-10-S99 to determine whether the exchangeable common stock should be classified in between liabilities and

Ms. Mills-Apenteng
United States Securities and Exchange Commission
May 31, 2012

permanent equity (i.e., “temporary equity”) on the balance sheet. Section 480-10-S99-3A, paragraph 5 states the following:
“Determining whether an equity instrument is redeemable at the option of the holder or upon the occurrence of an event that is solely within the control of the issue can be complex. The SEC staff believes that all of the individual facts and circumstances surrounding events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur – without regard to probability – would require the instrument to be classified in temporary equity.”
The Company further evaluated the additional conditions necessary for permanent equity classification that are provided in ASC Topic 815-40, Derivatives and Hedging. Specifically, the Company considered the guidance in section 815-40-25-10 and in sections 815-40-25-11 through 25-43, which provide for the following additional conditions that must be met for a contract to be classified as equity:
a.	Settlement permitted in unregistered shares.

b.	Entity has sufficient authorized and unissued shares.

c.	Contract contains an explicit share limit.

d.	No required cash payment if entity fails to timely file.

e.	No cash-settled top-off or make-whole provisions.

f.	No counterparty rights rank higher than shareholder rights.

g.	No collateral required.
The Company evaluated each condition noted above, taking into consideration the terms and features of the exchangeable common stock and determined that the exchangeable common stock should not be classified as temporary equity since redemption for cash is solely within the Company’s control and that there are no events that would require the Company to redeem in cash.

Finally, the Company considered the guidance in ASC Topic 810-10, Consolidation, to determine whether the exchangeable common stock should be classified as part of the equity of the parent or separately within equity as a non-controlling interest. As described in note 1(x) on page F-15 of the Registration Statement, the Company determined that while the holders of the exchangeable common shares have rights economically equivalent to the holders of the Eloqua, Inc. common stock, the exchangeable common, in legal form, represents shares of Eloqua Corporation. As a result, the Company concluded that the exchangeable common stock should be classified as a non-controlling interest on the balance sheet.

Ms. Mills-Apenteng
United States Securities and Exchange Commission
May 31, 2012

Consolidated Financial Statements for the Three Months ended March 31, 2011 and 2012
Notes to Consolidated Financial Statements
(7) Subsequent Events, page F-42
4.	We note your disclosure on page F-31 that on May 1, 2012, the Company’s Board of Directors authorized a reverse stock split of its outstanding common stock and exchangeable common stock at a ratio of 1 for 2.5, and that all share and per share information has been retroactively adjusted to reflect the stock split. Please tell us what consideration you gave to also including this disclosure in your Notes to Consolidated Financial Statements for the three months ended March 31, 2011 and 2012.

RESPONSE: The Company has revised the disclosure on page F-43 of Amendment No. 6 in response to the Staff’s comment.
*******

Ms. Mills-Apenteng
United States Securities and Exchange Commission
May 31, 2012

     If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1568.
Sincerely,
/s/ Christopher J. Austin
Christopher J. Austin
Enclosures

cc:	Joseph P. Payne, Eloqua, Inc. Don E. Clarke, Eloqua, Inc. David V. Cappillo, Goodwin Procter LLP